SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          RESORT INCOME INVESTORS, INC.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    761165109
                      (CUSIP Number of Class of Securities)


                                   John Levin
                        c/o Credit Research & Trading LLC
                                One Fawcett Place
                          Greenwich, Connecticut 06830
                                 (203) 629-6456
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)




                                  May 22, 1997
                           ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|


                         (Continued on following pages)





                                Page 1 of 7 Pages

                                  SCHEDULE 13D


--------------------------------------------

CUSIP NO. 761165109
--------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Credit Research & Trading LLC
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
                                                                 (b) |_|

--------------------------------------------------------------------------------
    3.        SEC USE ONLY

--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Connecticut
--------------------------------------------------------------------------------
                            7.          SOLE VOTING POWER
                                              192,000
        NUMBER OF
          SHARES           -----------------------------------------------------
       BENEFICIALLY         8.          SHARED VOTING POWER
        OWNED BY
           EACH                               0
        REPORTING          -----------------------------------------------------
        PERSON WITH         9.          SOLE DISPOSITIVE POWER

                                              192,000
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   192,000
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                 |_|

--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                4.6%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       BD
================================================================================


                                Page 2 of 7 Pages

                                  SCHEDULE 13D


--------------------------------------------

CUSIP NO. 761165109
--------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       John Levin
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
                                                                 (b) |_|

--------------------------------------------------------------------------------
    3.        SEC USE ONLY

--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       PF
--------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
--------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER
                                              29,147
        NUMBER OF
          SHARES
       BENEFICIALLY        -----------------------------------------------------
        OWNED BY             8.          SHARED VOTING POWER
           EACH
        REPORTING                              0
       PERSON WITH         -----------------------------------------------------
                             9.          SOLE DISPOSITIVE POWER

                                              29,147
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   29,147
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                 |_|

--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0.7%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IN
================================================================================


                                Page 3 of 7 Pages

Item 1.           Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D ("Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Resort Income Investors, Inc., a Delaware corporation ("Resort"), which has its principal executive offices at 150 South Wacker Drive, Suite 2900, Chicago, IL 60606.


Item 2.           Identity and Background.

         This Statement is being filed jointly by Credit Research & Trading LLC ("CRT") and John Levin (together the "Reporting Persons").

         Name:  CRT
         State of Organization: Connecticut
         Principal Business: Broker/Dealer in Securities
         Principal Address:  One Fawcett Place
                             Greenwich, CT 06830

                  CRT has the following Managing Members:

                  Name:        Jeremy J. E. Bloomer
                  Address:     309 Hollow Tree Ridge Road
                               Darien, CT 06820
                  Occupation:  Managing Member and Partner of CRT
                  Citizenship: United States of America

                  Name:        Stephen P. Colman
                  Address:     6 Ridgeway Road
                               Larchmont, NY 10538
                  Occupation:  Managing Member and Partner of CRT
                  Citizenship: United States of America

                  Name:        James E. Kjorlien
                  Address:     540 West Road
                              New Canaan, CT 06840
                  Occupation:  Managing Member and Partner of CRT
                  Citizenship: United States of America

                  Name:        C. Michael Vaughn
                  Address:     13 Rocky Point Road
                               Rowayton, CT 06853
                  Occupation:  Managing Member and Partner of CRT
                  Citizenship: United States of America

                  Name:        J. Christopher Young
                  Address:     13 Tokeneke Trail
                               Darien, CT 06820
                  Occupation:  Managing Member and Partner of CRT
                  Citizenship: United States of America



                                Page 4 of 7 Pages

         Name:        John Levin
         Address:     249 Chestnut Hill Road
                      Norwalk, CT 06851
         Occupation:  Senior Research Analyst and Principal of CRT
         Citizenship: United States of America


                  During the last five years none of the persons described on this Item 2 has been convicted in a criminal proceeding. None of such persons is, and during the past five years none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  CRT used working capital in the amount of $57,498.22 to acquire 221,147 shares of Common Stock at $.26 per share on trade date May 22, 1997 for settlement on May 28, 1997. John Levin used personal funds in the amount of $7,578.22 to acquire 29,147 shares of Common Stock from CRT at $.26 per share on trade date June 2, 1997 for settlement on June 5, 1997. No part of the purchase price in either transaction was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.           Purpose of Transaction.

                  CRT acquired the Common Stock of Resort in the over-the-counter market in the ordinary course of business for investment purposes. John Levin acquired the Common Stock of Resort from CRT in a privately negotiated transaction. The Reporting Persons may seek to pursue courses of action which they believe would maximize the value of Resort for the Benefit of Resort's shareholders. Such courses of action may include seeking the resignation or removal of certain directors from Resort's Board of Directors and seeking the election or appointment of qualified independent directors to Resort's Board of Directors. In this regard, due in part to the below named persons having served as directors of Resort and as Chairman and a member, respectively, of Resort's Audit Committee during and prior to June 1995, the Reporting Persons believe a conflict of interest may exist which may inhibit such persons' ability to serve as fiduciaries on behalf of Resort shareholders. Therefore, the Reporting Persons presently do not intend to vote their proxies in favor of John R. Young, Chairman of the Board of Directors, Chief Executive Officer, President and Chief Financial Officer of Resort, and Daniel D. Lane, Director, Secretary, Treasurer and Chief Accounting Officer of Resort. However, the Reporting Persons reserve the right to change their intentions in the future.


                                Page 5 of 7 Pages

Item 5.           Interest in Securities of the Issuer.

                  (a) The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on information contained in Resort's most recently available filing with the Securities and Exchange Commission. According to Resort, as of May 14, 1997, there were 4,156,000 shares of Common Stock issued and outstanding.

                  (b) As of the date hereof, CRT beneficially owns 192,000 shares (4.6%) of Common Stock and is deemed to have sole power to vote or direct the vote of and to dispose or direct the disposition of all such 192,000 shares of Common Stock.

                  As of the date hereof, John Levin beneficially owns 29,147 shares (0.7%) of Common Stock and is deemed to have sole power to vote or direct the vote of and to dispose or direct the disposition of all such 29,147 shares of Common Stock.

                  As a group, the Reporting Persons beneficially own 221,147 shares (5.3%) of Common Stock. However, each Reporting Person hereby disclaims that it has any beneficial interest in the securities owned by any other entity.

                  (c) Except as set forth above, there have been no other transactions involving the Common Stock by the Reporting Persons.

                  (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends for, or the proceeds from the sale of Common Stock.

                  (e)  Not applicable

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  CRT purchased 221,147 shares of Common Stock with any and all voting rights for Resort's Annual Meeting of shareholders currently scheduled for June 25, 1997. CRT sold 29,147 shares of Common Stock to John Levin with any and all voting rights for Resort's Annual Meeting of shareholders. Except to the extent described herein, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of Resort.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                Page 6 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of each Reporting Person, each such person or entity certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement is filed on behalf of each of them.


Dated:  June 2, 1997

                                       CREDIT RESEARCH & TRADING LLC


                                       By: /s/ J. Christopher Young
                                          ----------------------------
                                          J. Christopher Young
                                          Managing Director and Partner



                                       By: /s/ John Levin
                                          -----------------------------
                                           J. Levin





                                Page 7 of 7 Pages